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                             December 11, 2020

       Michael G. Potter
       Chief Financial Officer
       Corsair Gaming, Inc.
       47100 Bayside Pkwy
       Fremont, CA 94538

                                                        Re: Corsair Gaming,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
8, 2020
                                                            CIK No. 0001743759

       Dear Mr. Potter:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Tad J. Freese